Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-182331

NORTHERN STATES POWER COMPANY
(a Minnesota corporation)

$400,000,000 2.60% FIRST MORTGAGE BONDS, SERIES DUE MAY 15, 2023

Issuer:	Northern States Power Company (a Minnesota corporation)
Issue Format:	SEC Registered
Expected Ratings*:	A1/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)
Security Type:	First Mortgage Bonds
Pricing Date:	May 13, 2013
Settlement Date:	May 20, 2013 (T+5)
Interest Payment Dates:	Semi-annually on May 15 and November 15, commencing November 15, 2013
Principal Amount:	$400,000,000
Maturity Date:	May 15, 2023
Reference Benchmark:	1.75% due May 15, 2023
Benchmark Price:	98-14+
Benchmark Yield:	1.921%
Re-offer Spread:	+70 bps
Re-offer Yield:	2.621%
Coupon:	2.60%
Price to Public:	99.817%
Net Proceeds to Issuer:	$396,668,000 (before transaction expenses)
Make-Whole Call:	Prior to November 15, 2022, T+12.5 bps
Par Call:	On or after November 15, 2022 at par
CUSIP/ISIN:	665772CK3/US665772CK34
Minimum Denominations:	$1,000
Joint Book-Running Managers:	BNY Mellon Capital Markets, LLC Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. Morgan Stanley & Co. LLC

* Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNY Mellon Capital Markets, LLC, toll free at 1-800-269-6864, Credit Suisse Securities (USA) LLC, toll free at 1-800-221-1037, Deutsche Bank Securities Inc., toll free at 1-800-503-4611, or Morgan Stanley & Co. LLC, toll free at 1-866-718-1649.